Embargoed until 7am                                             11 December 2000

                    MERGER OF SHIRE PHARMACEUTICALS GROUP PLC
                WITH BIOCHEM PHARMA INC TO FORM A LEADING GLOBAL
                        SPECIALTY PHARMACEUTICAL COMPANY

ANDOVER, UK and LAVAL, CANADA - 11 December 2000 - Shire Pharmaceuticals Group plc (LSE: SHP.L; NASDAQ: SHPGY) ("Shire") and BioChem Pharma Inc. (TSE: BCH;
NASDAQ: BCHE) ("BioChem") announced today that they have entered into an agreement to merge the two groups to form a leading global specialty pharmaceutical company. The Merger will be achieved through an exchange of shares, which values, on the basis of the current price of Shire ADSs, each BioChem Share at US$37 (C$54.4) and BioChem at approximately US$4.0 billion (C$5.9 billion) on a fully diluted basis.

Transaction highlights

The Merger:

      o creates one of the world's leading global specialty pharmaceutical companies;

      o broadens and enhances the product portfolio, with leading positions in ADHD and HIV, and deepens the project pipeline, with BioChem's early stage projects complementing those at a later stage in Shire;

      o brings together complementary strengths of the merger partners, providing exciting future opportunities to market BioChem's development-stage projects through Shire's direct sales infrastructure;

      o generates strong cashflow for reinvestment in the enlarged group's search and development strategy and, with opportunities for synergies, is expected to be accretive to Shire's earnings in the first full year; and

      o creates an enlarged group which would have had combined unaudited pro forma revenues for the year ended 31 December 1999 of US$587 million.

Shire is an international specialty pharmaceutical company with a strategic focus on four therapeutic areas: central nervous system disorders, metabolic diseases, oncology and gastroenterology. The group has a sales and marketing infrastructure with a broad portfolio of products, with its own direct marketing capability in the US, Canada, UK, Republic of Ireland, France, Germany, Italy and Spain and with plans to add Japan by 2004. Shire also covers other significant pharmaceutical markets indirectly through distributors and sales coverage continues to grow.

BioChem is an international specialty pharmaceutical company dedicated to the development and commercialisation of innovative products for the prevention and treatment of human diseases, with a focus on infectious diseases and cancer. BioChem's first therapeutic product, 3TC/Epivir, has become the cornerstone of HIV infection/AIDS combination therapies, most recently being launched as part of GlaxoWellcome's Trizivir therapy. A second therapeutic product, Zeffix, an oral treatment for chronic hepatitis B, is currently being introduced in key markets worldwide by GlaxoWellcome, BioChem's partner for the development and commercialisation of both 3TC/Epivir and Zeffix.

It is anticipated that Dr Francesco Bellini, the Honourable James A. Grant and Gerard Veilleux will join the board of the enlarged company in non-executive capacities with effect from Closing. Dr James Cavanaugh will remain as Chairman of the enlarged company and Mr Stahel, Mr Russell and Dr Totten will continue their capacities within the enlarged company as Chief Executive, Group Finance Director and Group R&D Director respectively.

BioChem Shareholders will be entitled to receive new Shire Shares or new Shire ADSs in exchange for their BioChem Shares, with an exchange ratio based on the average closing price of a Shire ADS during the last fifteen trading days ending on the third trading day prior to the Closing. BioChem Shareholders resident in Canada will be entitled to elect for Shire Exchangeco Shares instead of Shire Shares or Shire ADSs.

BioChem Shareholders will receive $37 worth of Shire Consideration Shares provided the average closing price of a Shire ADS during the last fifteen trading days ending on the third trading day prior to the Closing is between US$42.70 and US$70.80. If the Average Shire ADS price as determined above is greater than or equal to $70.80, the exchange ratio will be fixed at 0.5226 Shire ADSs for each BioChem Share. If the Average Shire ADS price as determined above is less than or equal to US$42.70, the exchange ratio will be fixed at
0.7839 Shire ADSs for each BioChem Share. If the Average Shire ADS price is US$51 9/16 (being the closing price on 8 December 2000) Shire Shareholders would be interested in approximately 53 per cent of the company going forward and BioChem Shareholders would be interested in approximately 47 per cent of the company going forward, assuming all existing BioChem Shareholders exchange their BioChem Shares for Shire Shares pursuant to the Merger and assuming the exercise of all options and warrants in respect of BioChem Shares. On the same basis, the pro forma market capitalisation of the company going forward would be US$8.5 billion ((pound)5.9 billion). A price of $37 represents a 39.6 per cent premium to the closing share price of BioChem on 8 December 2000.

The Merger, which is expected to close in the second quarter of 2001, is subject to the approval of Shire and BioChem Shareholders, the absence of any material change affecting BioChem, the accounting of the Merger as a pooling of interests, the obtaining of regulatory approvals and other customary terms and conditions (including admission of the new Shire Shares to be issued pursuant to the Merger to the Official List and to trading on the London Stock Exchange). Shire will continue to have its primary listing in London with additional listings on NASDAQ and the Exchangeco Shares will trade on Toronto Stock Exchange, subject to various approvals.

For the nine months ended 30 September 2000, the unaudited results for Shire and BioChem were as follows:

                       Shire (US$m)*      BioChem (US$m)*        BioChem (C$m)*
Revenues                       380.6                156.8                 230.7
Net income **                   62.0                 77.0                 113.2

Net assets                     681.1                433.4                 637.1
Net cash                        41.8                186.5                 274.1

* Shire reports its results under US GAAP and BioChem reports its results under Canadian GAAP

** Net income is stated prior to a APB 25 charge for Shire and prior to net gains on sale of long term investments for BioChem

Details of the Exchange Rates that have been applied are set out at the end of this announcement.

Commenting on today's announcement, Rolf Stahel, Chief Executive of Shire, said:

"This merger is another important step in building one of the strongest specialty pharmaceutical companies in the world. We see significant benefits from combining these two companies. It will further broaden and diversify our revenue base, strengthen our early phase project pipeline and provide greater financial strength to capitalise on our search and development capability."

Francesco Bellini, Chief Executive Officer of BioChem, said:

"This is a very positive strategic move for BioChem and its shareholders. The pharmaceutical industry is rapidly consolidating and new leaders are emerging. In this environment, scale and leadership are increasingly important. We are excited by the prospects of the combined company: our two companies complement each other extensively and the combined pipeline and financial strength are impressive. The combined company is on track to become one of the world's leading specialty pharmaceutical companies."

THIS SUMMARY SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED PRESS RELEASE

Deutsche Bank is acting as financial adviser on the Merger to Shire, supported by Bear Stearns, and Merrill Lynch and West LB Panmure act as brokers to Shire. Chase H&Q and Merrill Lynch act as financial advisers to BioChem in this transaction

3TC, Epivir, Combivir, Trizivr, Epivir-HBV, Heptovir, Heptodin and Zeffix are trademarks of GlaxoWellcome, which is the worldwide licensee of lamivudine.

PACIS and Fluviral S/F are all trademarks of BioChem. Second Look is a trademark of Qualia Computing, Inc and BioChem.

Analysts' conference calls and presentation

A conference call will be held for analysts at 9.30 am London time today, 11 December 2000. Please dial in +44 (0) 20 8781 0598, Password: Shire. Please call Mo Noonan at Financial Dynamics in London on +44 (0) 20 7269 7116 for further details.

A further conference call will be held for analysts at 8.00 am (Eastern Standard
Time) (1.00 pm London Time). Please dial from the US on 800 810 0924. From outside the US, dial in on +1 913 981 4900. Please call Brian Gill or Paula Schwartz at Financial Relations Board/BSMG in New York on +1 212 661 8030 for details.

In addition, a presentation will be held for analysts at noon (Eastern Standard
Time) at The New York Palace Hotel, 455 Madison Avenue, New York. There will also be an audio web cast at www.streetfusion.com. Please call Brian Gill or Paula Schwartz on the above number for details.

The presentation is available on the "Investor Relations" sections of both Shire's and BioChem's web pages at www.shire.com and www.biochempharma.com.

Enquiries:

Shire Pharmaceuticals Group plc                BioChem Pharma Inc
Rolf Stahel, Chief Executive                   Francesco Bellini, Chief Executive Officer
Angus Russell, Group Finance Director          Jacques Lapointe, Chief Operating Officer
Wilson Totten, Group R&D Director              Fred Andrew, Chief Financial Officer
+ 44 (0) 1264 333 455                          Gervais Dionne, Chief Scientific Officer
                                               Michelle Roy, Media
Clea Rosenfeld, Investor Relations             Peter McBride, Investor Relations
+ 44 (0) 1264 388 115                          + 1 450 978 7771

Financial Dynamics (UK PR)                     Starkman and Associates (US PR)
David Yates/Sophie Pender-Cudlip               Eric Starkman
+44 (0) 20 7831 3113                           + 1 212 461 2226

Financial Relations Board/BSMG (US PR)
Brian Gill  +1 212 455 0929
Jean Young  +1 212 455 0988

The "Safe Harbor" Statement Under The Private Securities Litigation Reform Act Of 1995.

The Merger described in this announcement, in which BioChem Shareholders would receive Consideration Shares, requires the shareholder approval of Shire and BioChem and the solicitation of such approval has not yet commenced. This announcement is neither an offer to purchase nor the solicitation of an offer to sell any securities.

Statements in this press announcement regarding Shire's and BioChem's businesses which are not historical facts, including the potential benefits and synergies of the Merger, are "forward-looking statements" that involve risks and uncertainties. These risks and uncertainties include the abilities of Shire and BioChem to consummate the Merger and realise the benefits and synergies outlined.

In connection with the Merger, Shire will file a Proxy Statement with the US Securities and Exchange Commission ("SEC"). Other materials relating to the Merger will also be filed with the SEC. Investors are urged to read the Proxy Statement and other relevant documents to be filed with the SEC because they will include important information.

Materials filed with the SEC will be available electronically, without charge, at an internet site maintained by the SEC. The address of that site is http:/www.sec.gov. In addition, the Proxy Statement filed with the SEC will be mailed to BioChem Shareholders and may be obtained without charge from Shire or BioChem upon request. Documents filed with the SEC with respect to the Merger may be obtained without charge from Shire's Head Office at East Anton, Andover, Hampshire, England.

Unless Shire otherwise determines, the Proxy Statement will not be sent, directly or indirectly, in or into, or by the use of the mails or any means or instrumentality (including without limitation, telephonically or electronically) of interstate or foreign commerce, or facilities of a national, state or other securities exchange of Australia or Japan and investors in Australia or Japan will not be capable of voting with respect to approving the Merger by any such use, means, instrumentality or facility and this announcement may not be distributed in any such jurisdictions.

This press announcement has been issued by Shire Pharmaceuticals Group plc and BioChem Pharma Inc. It has been approved by Deutsche Bank AG London ("Deutsche Bank") solely for the purposes of section 57 of the UK Financial Services Act 1986.

Deutsche Bank, which is regulated in the United Kingdom by the Securities and Futures Authority Limited, is acting for Shire and no one else in connection with the Merger and will not be responsible to anyone other than Shire for providing the protections afforded to customers of Deutsche Bank nor for providing advice in relation to the Merger.

EMBARGOED FOR RELEASE AT 7AM                                    11 DECEMBER 2000

                    MERGER OF SHIRE PHARMACEUTICALS GROUP PLC
                WITH BIOCHEM PHARMA INC TO FORM A LEADING GLOBAL
                        SPECIALTY PHARMACEUTICAL COMPANY

Introduction

ANDOVER, UK and LAVAL, CANADA - 11 December 2000 - Shire Pharmaceuticals Group plc (LSE: SHP.L; NASDAQ: SHPGY) ("Shire") and BioChem Pharma Inc. (TSE: BCH;
NASDAQ: BCHE) ("BioChem") announced today that they have entered into an agreement to merge the two groups to form a leading global specialty pharmaceutical company. The Merger will be achieved through an exchange of shares, which values, on the basis of the current price of a Shire ADS, each BioChem Share at US$37 (C$54.4) and BioChem at approximately US$4.0 billion (C$5.9 billion) on a fully diluted basis.

Shire is an international specialty pharmaceutical company with a strategic focus on four therapeutic areas: central nervous system disorders, metabolic diseases, oncology and gastroenterology. The group has a sales and marketing infrastructure with a broad portfolio of products, with its own direct marketing capability in the US, Canada, UK, Republic of Ireland, France, Germany, Italy and Spain and with plans to add Japan by 2004. Shire also covers other significant pharmaceutical markets indirectly through distributors and sales coverage continues to grow.

BioChem is an international specialty pharmaceutical company dedicated to the development and commercialisation of innovative products for the prevention and treatment of human diseases, with a focus on infectious diseases and cancer. BioChem's first therapeutic product, 3TC/Epivir, has become the cornerstone of HIV infection/AIDS combination therapies, most recently being launched as part of GlaxoWellcome's Trizivir therapy. A second therapeutic product, Zeffix, an oral treatment for chronic hepatitis B, is currently being introduced in key markets worldwide by GlaxoWellcome, BioChem's partner for the development and commercialisation of both 3TC/Epivir and Zeffix.

The combination of the two companies creates a leading global specialty pharmaceutical group with pro forma revenues for the year ended 31 December 1999 of approximately US$587 million and pro forma net income (pre APB 25 charge and exceptional costs) of approximately US$146 million under US GAAP.

BioChem Shareholders will be entitled to receive new Shire Shares or new Shire ADSs in exchange for their BioChem Shares, with an exchange ratio based on the average closing price of a Shire ADS during the last fifteen trading days ending on the third trading date prior to the Closing. BioChem Shareholders resident in Canada will be entitled to elect for Shire Exchangeco Shares instead of Shire Shares or Shire ADSs.

BioChem Shareholders will receive $37 worth of Shire Consideration Shares provided the average closing price of a Shire ADS during the last fifteen trading days ending on the third trading day prior to the Closing is between US$42.70 and US$70.80. If the Average Shire ADS price as determined above is greater than or equal to $70.80, the exchange ratio will be fixed at 0.5226 Shire ADSs for each

BioChem Share. If the Average Shire ADS price as determined above is less than or equal to US$42.70, the exchange ratio will be fixed at 0.7839 Shire ADSs for each BioChem Share. If the Average Shire ADS price is US$51 9/16 (the closing price on 8 December 2000) Shire Shareholders would be interested in approximately 53 per cent of the company going forward and BioChem Shareholders would be interested in approximately 47 per cent of the company going forward, assuming all existing BioChem Shareholders exchange their BioChem Shares for Shire Shares pursuant to the Merger and assuming the exercise of all options and warrants in respect of BioChem Shares. On the same basis, the pro forma market capitalisation of the company going forward would be US$8.5 billion ((pound)5.9 billion). A price of $37 represents a 39.6 per cent premium to the closing share price of BioChem on 8 December 2000.

The Boards of Directors of Shire and BioChem have given unanimous approval to the Merger. It is intended to account for the Merger as a pooling of interests under US GAAP. It is also intended that the Merger will qualify as a tax-free exchange, with BioChem Shareholders resident in Canada having the opportunity to elect for Shire Exchangeco Shares.

The Merger is expected to close in the second quarter of 2001, subject to the approval of Shire and BioChem Shareholders, including admission of the New Shire Shares to be issued pursuant to the Merger to the Official List and to trading on the London Stock Exchange, review under the Hart-Scott-Rodino Act and other customary terms and conditions. Deutsche Bank is acting as financial adviser on the Merger to Shire, supported by Bear Stearns, and Merrill Lynch and West LB Panmure act as brokers to Shire. Chase H&Q and Merrill Lynch act as financial advisers to BioChem in this transaction.

The enlarged group will continue to be known as Shire Pharmaceuticals Group plc outside of Canada and headquarted at Andover in the UK. The operational headquarters in Canada at Laval will be known as Shire BioChem Inc.

Rationale for and benefits of the Merger

The Directors of Shire and BioChem believe that the Merger significantly enhances the prospects for the enlarged group, creating an integrated specialty pharmaceutical group with a broad range of marketed products complemented by a growing pipeline of both early and late-stage projects.

The Merger capitalises on the complementary skills of the two companies. BioChem's lead optimisation and chemistry expertise will significantly enhance the enlarged group's R&D capability, with BioChem's activities focused on infectious diseases, oncology and vaccines. Shire's global sales infrastructure will enable the appropriate BioChem development stage projects to be taken directly to market.

A broader marketed product portfolio

BioChem has developed leading positions in the HIV and HBV markets with its key 3TC/Epivir and Zeffix products which are based on the lamivudine compound. 3TC/Epivir has become a cornerstone in the treatment of HIV infection/AIDS, first used in singular form as Epivir and latterly as part of the combination therapies, Combivir and Trizivir. Zeffix is the first and only approved oral anti-viral treatment for hepatitis B and has been approved for use in most Asian markets where the disease is particularly prevalent. BioChem's strength in the HIV infection/AIDS and hepatitis

B markets complements Shire's leadership in the Attention Deficit Hyperactivity Disorder (ADHD) market and its therapies in metabolic diseases, oncology and gastroenterology.

An enriched project pipeline

The enlarged group's key development projects will include Reminyl (Alzheimer's disease), Lambda (hyperphosphatemia) and Dirame (moderate and severe pain) from Shire, and Troxatyl (leukaemia) and frakefamide (moderate and severe pain) from BioChem. Taken together, the enlarged group will have 7 products in registration or Phase III clinical trials, 5 products in Phase II and 11 products in Phase I or pre-clinical development.

A stronger R&D platform

With three separate sites in Canada and one in the USA, BioChem employs 250 scientists whose activities are focused upon anti-infective and anti-cancer therapies. In addition, BioChem's vaccine research has a number of innovative projects, including a recombinant-protein bacterial vaccine programme conducted in a collaboration with the vaccine research unit of the Laval University Hospital Research Center, and an influenza vaccine programme conducted in a collaboration with SmithKline Beecham.

Greater financial resources to pursue future growth opportunities

During the year ended 31 December 1999, BioChem generated operating cashflow under Canadian GAAP of US$101.9 million (C$149.8 million). As at 30 September 2000, BioChem had approximately US$87.8 million (C$129.1 million) in indebtedness and US$274.3 million (C$403.2 million) in cash and temporary investments under Canadian GAAP. As at the same date, Shire had indebtedness of US$127.8 million and US$169.6 million in cash and temporary investments. The increased financial resources will assist the enlarged group in its search for new in-licensed products.

Information on BioChem

BioChem is an international pharmaceutical company dedicated to the development and commercialisation of innovative products for the prevention and treatment of human diseases, with a focus on infectious diseases and cancer. BioChem's first therapeutic product, 3TC/Epivir, has become the cornerstone of HIV infection/AIDS combination therapies, most recently being launched as part of GlaxoWellcome's Trizivir therapy. 3TC/Epivir is the most widely-prescribed antiretroviral for HIV infection/AIDS and is available in over 100 countries. Worldwide sales, including as a component of the combination tablet, Combivir were US$873 million in 1999. BioChem receives royalties from GlaxoWellcome on the worldwide sales of 3TC/Epivir for the treatment of HIV infection/AIDS. 3TC/Epivir is protected by patent until 2010, with further protection expected in the US for the combination products, Combivir and Trizivir.

A second therapeutic product, Zeffix, an oral treatment for chronic hepatitis B, is currently being introduced to key markets worldwide by GlaxoWellcome. Zeffix significantly improves liver function and histology in chronic hepatitis B patients and reduces progression to cirrhosis. Zeffix is now available in a number of countries including China, Japan, Taiwan and the USA. Worldwide sales of Zeffix were US$73.1 million for the first nine months of 2000. BioChem receives royalties from

GlaxoWellcome on its worldwide sales of Zeffix which is protected by patent until 2013.

With approximately 500 employees and operating from three sites in Canada and one in the USA, BioChem has a number of projects at various stages of development, as listed below:

                                       Therapeutic
Product / Project                         area                  Phase     Year of Launch
ANTI-INFECTIVES
3TC/Epivir                              HIV/AIDS       Commercialised               1995
Combivir                                HIV/AIDS       Commercialised               1997
Trizivir                                HIV/AIDS       Commercialised               2000
Zeffix                                     HBV         Commercialised               1998
BCH-10618                               HIV/AIDS         Pre-clinical
BCH-13520                               HIV/AIDS         Pre-clinical

ANTI-CANCER

PACIS                                    Bladder       Commercialised               2000
                                         cancer
Troxatyl                                 Cancer              Phase II

OTHER
Frakefamide                               Pain               Phase II
Second Look                            Diagnostics     Commercialised               2000

VACCINES
Fluviral S/F                           Anti-viral      Commercialised     Not applicable
Injectable cell-culture influenza      Anti-viral             Phase I
Nasal cell-culture influenza           Anti-viral             Phase I
Neisseria Meningitidis                Anti-bacterial          Phase I
Pseudomonas aeruginosa                Anti-bacterial     Pre-clinical
Group B Streptococcus                 Anti-bacterial     Pre-clinical

BioChem's financial results, which are reported under Canadian GAAP, are as follows:

                                                                       US$m              C$m
Revenues for the year ended 31 December 1999                          197.4            290.2
Net income for the year ended 31 December 1999                        101.4            149.1

Revenues for the nine months ended 30 September 2000                  156.8            230.7
Net income for the nine months ended  30 September 2000*               77.0            113.2

Net assets as at 30 September 2000                                    433.4            637.1
Net cash as at 30 September 2000                                      186.5            274.1

*Net income is stated prior to net gains on sale of long term investments

Information on Shire

Shire's global search and development expertise has to date successfully provided eight marketed products, of which Reminyl, for the treatment of Alzheimer's disease, has recently been launched in the UK, its first market. The current pipeline of 16 projects includes Reminyl in registration phase in the US and various other markets, SLI 381, Shire's once-a-day formulation of Adderall for ADHD which was submitted to the Food and Drug Administration (FDA) on 3 October 2000, and five others that are post Phase II. Shire is actively seeking to acquire further marketed products and development projects to enhance the potential for future growth.

Significant growth has been achieved by Shire over the past five years with sales increasing from US$137.6 million in 1995 to US$401.5 million in 1999, representing an annual increase of 30.7 per cent. This growth has been partly due to Shire's acquisition strategy, resulting in five mergers and acquisitions during the last six years, which has enabled Shire to build an expanded global marketing infrastructure. Shire now has direct marketing capability in seven of the world's eight major pharmaceutical markets.

Shire's financial results, which are reported under US GAAP, are as follows:

                                                                          US $m

Revenues for the year ended 31 December 1999                              401.5
Net income for the year ended 31 December 1999*                            52.2

Revenues for nine months ended 30 September 2000                          380.6
Net income for the nine months ended 30 September 2000*                    62.0

Net assets as at 30 September 2000                                        681.1
Net cash as at 30 September 2000                                           41.8

* Net income is stated pre APB 25 charge and exceptional costs

Terms of the Merger

The Boards of Directors of Shire and BioChem have unanimously approved a definitive Merger Agreement. The summary terms of the Merger are as follows:

- The Merger will be effected by way of the Arrangement, pursuant to which BioChem Shareholders will have the opportunity to exchange their BioChem Shares for new Shire Shares or new Shire ADSs. The Arrangement is intended to be accounted for as a pooling of interests for financial reporting purposes under US GAAP.

- It is also intended that, under the Merger Agreement, BioChem Shareholders resident in Canada will also have the opportunity to elect to dispose of their BioChem Shares in return for new Shire Exchangeco Shares on a tax deferred or roll-over basis for Canadian income tax purposes.

- The Shire Exchangeco Shares will be exchangeable for up to five years, at each Shire Exchangeco shareholder's option, for new Shire Shares on a one-for-one basis or for new Shire ADSs on a one-for-three basis. A Shire Exchangeco

      Share will provide a holder with a security having economic and voting rights which are virtually identical to those attaching to a Shire Share.

- The exact exchange ratio of new Shire Shares for BioChem Shares, which will be subject to a collar mechanism, will be based on the average price of a Shire ADS during the 15 trading days ending on the third trading date prior to the Closing (the "Average Shire ADS Price").

- The collar provides a fixed value of stock consideration provided the Average Shire ADS Price at Closing is between US$47.20 and US$70.80. In such circumstances, each BioChem Share will be exchanged for approximately US$37 worth of Consideration Shares.

- In the event that the Average Shire ADS Price is less than or equal to US$47.20, each BioChem Shareholder will receive 0.7839 Shire ADSs for each BioChem Share. In the event that the Average Shire ADS Price is greater than or equal to US$70.80, each BioChem Shareholder will receive 0.5226 Shire ADSs for each BioChem Share.

- Based on an Average Shire ADS Price equal to the closing price of a Shire ADS on 8 December 2000 (the last trading day prior to this announcement) of US$51 9/16, and on a fully diluted basis, Shire Shareholders would be interested in approximately 53% and BioChem Shareholders approximately 47% of the company going forward.

- On this basis, the merger offer would represent a premium of 39.6% over the closing price of US$26.5 per BioChem Share on 8 December 2000 and a premium of 51.0% over the average closing price of BioChem Shares for the last 10 trading days prior to this announcement.

- The Merger Agreement contains non-solicitation provisions as well as mutual break fees payable in certain specified circumstances. In addition, BioChem has granted to Shire an option to subscribe for cash, in certain specified circumstances, newly issued BioChem Shares equivalent to up to 19.9% of BioChem existing issued shares.

- The Merger is contingent upon, among other conditions, the approval of Shire and BioChem Shareholders and the admission of the new Shire Shares, to be issued pursuant to the Merger, to the Official List and to trading on the London Stock Exchange.

- The Directors of Shire, who have received financial advice from Deutsche Bank, have resolved unanimously to recommend Shire Shareholders to vote in favour of the Merger. In giving advice, Deutsche Bank has placed reliance on the Directors of Shire's commercial assessment of the Merger. The Directors of BioChem, who have been advised by Chase H&Q and Merrill Lynch, unanimously recommend BioChem Shareholders to vote in favour of the Merger.

New Shire Directors

It is anticipated that Dr Francesco Bellini, the Honourable James A. Grant and Gerard Veilleux will join the board of the enlarged company in non-executive capacities. Dr James Cavanaugh will remain as Chairman of the enlarged company and Mr Stahel, Mr Russell and Dr Totten will continue in their capacities with the enlarged company as Chief Executive, Group Finance Director and Group R&D Director respectively.

Dr. Bellini was a co-founder of BioChem in 1986 and is the company's current Chairman and Chief Executive Officer. Dr. Bellini received a B.Sc. in chemistry from Loyola College in Montreal in 1972, and a Ph.D. in organic chemistry from the University of New Brunswick in 1977.

James Grant, a Director of BioChem since 1986, is a partner with the law firm of Stikeman, Elliot in Montreal. Mr. Grant, who also sits on the boards of several other prominent Canadian corporations, attended McGill University receiving a B.A. in arts in 1958 and a B.C.L. in law in 1961.

Gerard Veilleux joined the BioChem Board in 1999. He is President of Power Communications Inc. and Vice-President of Power Corporation, a diversified management and holding company. Mr. Veilleux is a director of several public and private companies as well as a member of the Board of Governors of McGill University. He has a Master's degree in public administration from Carleton University and a Bachelor of Commerce from Laval University.

Financial Information

Shire will continue to report primarily under US GAAP. Shareholders may elect to receive full UK GAAP accounts in addition to US GAAP accounts. It is intended that the Merger will be accounted for as a pooling of interests under US GAAP. Under UK GAAP, the Merger will be accounted for as a purchase.

Under US GAAP, the combined unaudited pro forma profit and loss account of Shire and BioChem for the year ended 31 December 1999 is as follows:

Pro forma Information

                                                        Shire       BioChem        Total       Growth
                                                         $000          $000         $000    '99 v '98
Revenue                                              401,532       185,694*     587,226          30%
Cost of sales                                        (93,475)       (9,573)    (103,048)         --
R&D                                                  (77,503)      (60,251)    (137,754)        (47%)
Selling & G&A                                       (130,855)      (17,781)    (148,636)        (22%)
EBITDA                                                99,699        98,089      197,788          50%
Depreciation & amortisation                          (28,598)       (5,574)     (34,172)        (14%)

                                                    --------       -------     --------        -----

Operating income                                      71,101        92,515      163,616          61%
Interest receivable                                    7,349         5,066       12,415          (5%)
Interest payable                                      (9,742)       (1,902)     (11,644)        (75%)
Other, net                                              (475)       16,098       15,623         120%

                                                    --------       -------     --------        -----

Income before taxes, APB 25 charge &
exceptionals                                          68,233       111,777      180,010         536%
Income taxes                                         (16,062)       (6,500)     (22,562)       (179%)

                                                    --------       -------     --------        -----

Net income from continuing operations pre APB
25 charge & exceptionals                              52,171       105,277      157,448         679%

(Loss) from discontinued operations, net of tax           --       (11,946)     (11,946)       (904%)

                                                    --------       -------     --------        -----

Net income before APB 25 charge & exceptionals        52,171        93,331      145,502         665%
Exceptional items                                   (135,236)           --     (135,236)         nm
APB 25 charge                                        (11,933)           --      (11,933)       (119%)

                                                    --------       -------     --------        -----

Net (loss)/income                                    (94,998)       93,331       (1,667)       (112%)
                                                    --------       -------     --------        -----

*     Includes CliniChem revenue of $49,296k

The financial information relating to Shire contained in this announcement does not constitute Shire's statutory accounts within the meaning of section 240 of the Companies Act. Statutory accounts for the year ended 31 December 1999 have been delivered to the Registrar of Companies of England and Wales. Arthur Andersen, Shire's auditors, have made a report on them under section 235 of the Act and such report was not qualified and contained no statement under section 237 (2) or (3) of the Act.

The impact of the Merger on Shire's earnings per share will depend on the number of Consideration Shares to be issued pursuant to the Merger. With opportunities for synergies resulting from the Merger, the Directors of Shire expect it to be earnings accretive for Shire's earnings in the first full year. However, a substantial one-time restructuring charge is expected at the time of Closing.

Litigation

BioChem, together with GlaxoWellcome, its partner in the commercialisation of 3TC and Zeffix, is a defendant in certain patent litigation brought against them by Emory University regarding patent infringement of US sales of lamivudine. The Directors of Shire believe that the US Patent Office may deliver its ruling in the first half of 2001 and possibly prior to the Closing. On the basis of all facts and information disclosed by BioChem to Shire as at the date of the Merger Agreement, the outcome of the proceedings instituted by Emory University in the United States would not, for the purposes of the Agreement, be considered to have a material adverse change on BioChem. Consequently, such ruling should not itself cause or permit Shire to terminate the Merger Agreement. With advice from external counsel, the Directors of Shire have assessed the probability of receiving such an adverse ruling and have taken into account such considerations in agreeing to the economic and contractual terms of the Merger.

3TC, Epivir, Combivir, Trizivr, Epivir-HBV, Heptovir, Heptodin and Zeffix are trademarks of GlaxoWellcome, which is the worldwide licensee of lamivudine.

PACIS and Fluviral S/F are all trademarks of BioChem. Second Look is a trademark of Qualia Computing, Inc and BioChem.

The "Safe Harbor" Statement Under The Private Securities Litigation Reform Act Of 1995.

The Merger described in this announcement, in which BioChem Shareholders would receive Consideration Shares, requires shareholder approval of Shire and BioChem and the solicitation of such approval has not yet commenced. This announcement is neither an offer to purchase nor the solicitation of an offer to sell any securities. The offer of Consideration Shares as merger consideration to BioChem Shareholders will be made only through a Proxy Statement which will be sent to those shareholders.

Statements in this press announcement regarding Shire's and BioChem's businesses which are not historical facts, including the potential benefits and synergies of the Merger, are "forward-looking statements" that involve risks and uncertainties. These risks and uncertainties include the abilities of Shire and BioChem to consummate the Merger and realise the benefits and synergies outlined.

In connection with the Merger, Shire will file a registration statement with the US Securities and Exchange Commission ("SEC"). Other materials relating to the Merger will also be filed with the SEC. Investors are urged to read the Proxy Statement and other relevant documents to be files with the SEC because they will include important information.

Materials filed with the SEC will be available electronically, without charge, at an internet site maintained by the SEC. The address of that site is http:/www.sec.gov. In addition, the Proxy Statement filed with the SEC will be mailed to BioChem Shareholders and may be obtained without charge from Shire or BioChem upon request. Documents filed with the SEC with respect to the Merger may be obtained without charge from Shire's Head Office at East Anton, Andover, Hampshire, England.

Unless Shire otherwise determines, the Proxy Statement will not be sent, directly or indirectly, in or into, or by the use of the mails or any means or instrumentality (including without limitation, telephonically or electronically) of interstate or foreign commerce, or facilities of a national, state or other securities exchange of Australia or Japan and investors in Australia or Japan will not be capable of voting with respect to approving the Merger by any such use, means, instrumentality or facility and this announcement may not be distributed in any such jurisdictions.

This press announcement has been issued by Shire Pharmaceuticals Group plc and BioChem Pharma Inc. It has been approved by Deutsche Bank AG London ("Deutsche Bank") solely for the purposes of section 57 of the UK Financial Services Act 1986.

Deutsche Bank, which is regulated in the United Kingdom by the Securities and Futures Authority Limited, is acting for Shire and no one else in connection with the proposed merger and will not be responsible to anyone other than Shire for providing the protections afforded to customers of Deutsche Bank nor for providing advice in relation to the proposed merger.

                                   Definitions

In this document, the following expressions have the following meanings, unless the context requires otherwise:

"Arrangement"                       the plan of arrangement, pursuant to section
                                    192 of the Canada Business Corporations Act, involving Shire, BioChem and Exchangeco

"Bear Stearns"                      Bear, Stearns & Co. Inc.

"BioChem"                           BioChem Pharma Inc, a company incorporated
                                    under the laws of Canada

"BioChem Shareholders"              the holders of BioChem Shares

"BioChem Shares"                    the outstanding common shares in the capital
                                    of BioChem Pharma Inc

"Canadian GAAP"                     generally accepted accounting principles in
                                    Canada

"Chase H&Q"                         Chase H&Q, a division of Chase Securities

"Companies Act" or the "Act"        the Companies Act 1985 (as amended)

"Closing"                           the closing of the Arrangement

"Deutsche Bank"                     Deutsche Bank AG, London

"Exchangeco"                        3829341 Canada Inc, a company incorporated
                                    under the laws of Canada and being an
                                    indirect wholly owned subsidiary of Shire

"GlaxoWellcome"                     GlaxoWellcome plc, a company incorporated in
                                    England

"Merger" the proposed acquisition of all of the share capital of BioChem, on the terms and conditions set out in the Merger Agreement, to be effected pursuant to the Arrangement

"Merger Agreement"                  the merger agreement dated as of 10 December
                                    2000 among BioChem, Shire and Exchangeco

"Merrill Lynch"                     Merrill Lynch & Co. Inc in its capacity as
                                    adviser to BioChem and Merrill Lynch
                                    International in its capacity as broker to Shire, as the context requires

"Official List"                     the official list of the United Kingdom
                                    Listing Authority

"Shire" Shire Pharmaceuticals Group plc, a company incorporated in England

"Shire ADSs"                        American Depository Shares, issuable
                                    upon deposit of Shire Shares, each
                                    representing three Shire Shares

"Shire Consideration Shares"        the new Shire Shares, new Shire ADSs and
or "Consideration Shares"           new Shire Exchangeco Shares to be issued
                                    pursuant to the Merger Agreement

"Shire Exchangeco Shares"           the exchangeable shares to be created in the
                                    capital of Exchangeco, exchangeable for
                                    Shire Shares or Shire ADSs in accordance with the rights attaching to such exchangeable shares

"Shire Group"                       Shire and its subsidiaries and subsidiary
                                    undertakings

"Shire Shareholders"                the holders of Shire Shares

"Shire Shares"                      ordinary shares of 5p each in the capital of
                                    Shire

SmithKline Beecham                  SmithKline Beecham plc, a company
                                    incorporated in England

"UK" or "United Kingdom"            the United Kingdom of Great Britain and
                                    Northern Ireland

"UK GAAP"                           generally accepted accounting principles in
                                    the United Kingdom

"US GAAP"                           generally accepted accounting principles in
                                    the United States

"US" or "United States"             the United States of America, its
                                    territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction

"West LB Panmure"                   West LB Panmure Limited

                                 Exchange Rates

Values throughout this announcement have been translated from Canadian dollars to US dollars (for illustration purposes only) using an exchange rate of C$1:US$
1.47 and from US dollars to UK sterling (for illustrative purposes only) using an exchange rate of(pound)1: US$1.44

Unless stated otherwise, "US$" refers to the currency of the United States of America, "C$ "refers to the currency of Canada and "(pound)" refers to the currency of the United Kingdom.